BAKER & McKENZIE
東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

File No. 82-5227

August 6, 2004

04036266

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Listing of Consolidated Subsidiary of the Company on TSE "Mothers" (dated July 30, 2004)
- Notice of Adjustment to the Forecast of Operating Results for the Year Ending March 31, 2005 (dated August 3, 2004)
- FLASH REPORT Consolidated Financial Statements 3 Months Ended June 30, 2004
- Qualitative information on the forecast of operating results, etc.

Yours truly,

Fusako Otsuka

FO/ah
Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

8/17

(Translation)

File No. 82-5227
July 30, 2004

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Kenkichi Yoshida, President and Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer and General Manager, President Office
(TEL: 03-5950-3790)

Notice of Listing of Consolidated Subsidiary of the Company on TSE "Mothers"

Notice is hereby given that on July 30, 2004, Sammy NetWorks Co., Ltd. (President and Representative Director: Masaaki Oono, Head office: Tokyo; hereinafter referred to as "Sammy NetWorks"), a consolidated subsidiary of Sammy Corporation (the "Company"), was authorized to be listed on the "Mothers" market of Tokyo Stock Exchange, Inc., as described below:

Description

1. Status of Sammy NetWorks within the Sammy Group:

Sammy NetWorks engages in the planning, development and distribution of content related with music and games via mobile phones and the Internet, as well as e-commerce. Within the Sammy Group, Sammy NetWorks is regarded as important subsidiary in charge of NEWS (New Entertainment World of Sammy) business, a strategic business category for long-term growth.

2. Influence of business combination of the Company and SEGA CORPORATION:

As publicized on May 18, 2004, the Company has agreed with SEGA CORPORATION to establish SEGA SAMMY HOLDINGS INC. (the "Holding Company") that will wholly own both companies through a share-for-share exchange (*kyodo kabushiki iten*), and conduct a business combination under the control of the Holding Company. Pursuant to the approvals of the general meetings of shareholders of both companies and relevant regulatory authorities, both companies are going through the procedure to establish the Holding Company on October 1, 2004.

By March 2007, the Company and SEGA CORPORATION under the control of the Holding Company are planned to be reconstructed to become operating companies and Sammy NetWorks will be given the status of "media content-related business" and engage principally in content distribution via mobile phones and the Internet, among other things. After the reconstruction, Sammy NetWorks will continue to maintain independence of management as a

listed company and play a role in the Group's growth strategy. A subsidiary of SEGA CORPORATION competes partly in the business of Sammy NetWorks but they differ in their business orientations. In consideration of their current situations, no restructuring of their business operations, including merger, is planned at present.

3. Outline of Sammy NetWorks:

Trade Name:	Sammy NetWorks Co., Ltd.	
Establishment:	March 1, 2000	
Location of head office:	10-4, Mita 1-chome, Minato-ku, Tokyo	
Officers:	Chairman:	Hajime Satomi
	President and Representative Director:	Masaaki Oono
	Managing Director:	Makoto Tsurugai
	Director:	Nobukuni Sato
	Director:	Hideo Kuragaki
	Director:	Seiji Shintani
	Director:	Kenkichi Yoshida
	Corporate Auditor:	Tamio Aoki
	Corporate Auditor:	Mineo Enomoto
	Corporate Auditor:	Hideo Yoshizawa
Capital:	¥206 million (As of March 31, 2004)	
Total number of issued shares:	10,310 shares	
Net sales:	¥3,308 million (for the year ended March 31, 2004)	
Major shareholders:	Sammy Corporation	80.2%
	Bandai Networks Co., Ltd.	4.3%
	DoCoMo.com, Inc.	2.7%
	Index Inc.	1.9%
	Cyber Agent Ltd.	1.7%
	Masaaki Oono	1.6%
Major clients:	NTT DoCoMo Inc., KDDI Corporation, Vodafone K.K., Bandai Networks Co., Ltd.	
Content of business:	Planning, development and distribution of music-related content and music-related content for mobile phones and PCs	

- END -

(Translation)

Dear Sirs,

File No. 82-5227
August 3, 2004

Name of Company:	Sammy Corporation
Name of Representative:	Kenkichi Yoshida, President and Representative Director

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

Notice of Adjustment to the Forecasts of Operating Results for the Year Ending March 31, 2005

Notice is hereby given that in consideration of recent developments of operating performance, the forecasts of operating results of Sammy Corporation (the "Company") for the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005), as given at the time of publication of its financial statements on May 18, 2004, are adjusted as described below:

1. Adjustment to the forecast of interim operating results (from April 1, 2004 to September 30, 2004):

(1) Consolidated operating results:

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	167,000	48,000	22,000
Adjusted forecast (B)	190,000	66,000	34,500
Amount of increase or decrease (B-A)	23,000	18,000	12,500
Rate of increase or decrease	13.8%	37.5%	56.8%
(For reference)			
Previous results (for the interim period ended September 30, 2003)	77,756	22,241	10,031
Rate of increase or decrease from the previous period	144.4%	196.7%	243.9%

(2) Non-consolidated operating results:

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	147,000	49,000	23,500
Adjusted forecast (B)	170,000	65,000	34,000
Amount of increase or decrease (B-A)	23,000	16,000	10,500
Rate of increase or decrease	15.6%	32.7%	44.7%
(For reference)			
Previous results (for the interim period ended September 30, 2003)	68,131	22,304	11,227
Rate of increase or decrease from the previous period	149.5%	191.4%	202.8%

2. Adjustment to the forecast of whole-year operating results (from April 1, 2004 to March 31, 2005):

(1) Consolidated operating results:

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	297,000	77,000	36,000
Adjusted forecast (B)	320,000	85,000	45,000
Amount of increase or decrease (B-A)	23,000	8,000	9,000
Rate of increase or decrease	7.7%	10.4%	25.0%
(For reference)			
Previous results (for the year ended March 31, 2004)	251,226	68,330	32,196
Rate of increase or decrease from the previous year	27.4%	24.4%	39.8%

(2) Non-consolidated operating results:

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	253,000	74,000	36,000
Adjusted forecast (B)	270,000	83,000	44,000
Amount of increase or decrease (B-A)	17,000	9,000	8,000
Rate of increase or decrease	6.7%	12.2%	22.2%
(For reference)			
Previous results (for the year ended March 31, 2004)	227,174	71,440	34,866
Rate of increase or decrease from the previous year	18.9%	16.2%	26.2%

3. Reasons for the adjustment:

With regard to its pachislot machine business, the volume of shipments of pachislot machines of a Sammy-brand model "Hokuto No Ken", which was launched in October 2003, is expected to be much greater than initially projected. Additionally, sales of machines of a RODEO-brand model "Gamera High Grade Vision" mounted with a 20-inch LCD called "**Doughnut Vision**" and pachislot machines supplied to Aristocrat Technologies have increased favorably.

The prolonged sale of "Hokuto No Ken" enables the Company to effectively market its strategic products, which the Company has planned to market during the first half of the current business year, from the second half to the next business year by taking into consideration the market conditions and other factors. On the other hand, by focusing its efforts on developing differential machines that will meet new standards, the Company expects stable shipments in its pachislot machine business during the current and next business years.

With regard to its pachinko machine business, the Company has established its own system to supply hit models on a constant basis. As a result, during the first half of the current business year, sales have increased almost as steadily as initially projected. During the second half, the Company expects sales to grow higher than initially projected, by launching new strategic products based on the new standards.

Hence, both consolidated and non-consolidated operating results for the interim and whole-year periods are projected to greatly exceed the previous forecasts.

As publicized on May 18, 2004, the Company has agreed with SEGA CORPORATION to establish SEGA SAMMY HOLDINGS INC. (the "Holding Company") that will wholly own both companies through a share-for-share exchange (*kyodo kabushiki iten*), and conduct a

business combination under the control of the Holding Company. Pursuant to the approvals of the general meetings of shareholders of both companies and relevant regulatory authorities, both companies are going through the procedure to establish the Holding Company on October 1, 2004. Both companies are currently at work on a business plan of the Holding Company. Hence, the Company has ruled out the business combination for the purpose of making this amendment to the forecasts of operating results, which only takes into account the existing businesses of Sammy Group.

The business plan of the Holding Company will be publicized as soon as it is determined.

- END -

File No. 82-5227
August 5, 2004

FLASH REPORT

CONSOLIDATED FINANCIAL STATEMENTS

3 Months Ended June 30, 2004

Name of the Company : Sammy Corporation
Code number : 6426
(URL http://ir.sammy.co.jp)
Representative: Kenkichi Yoshida
President(COO)
Any inquiry to : Shunichi Shimizu
General Manager, Accounting & Finance Department, Administration Division
2-23-2 Higashi Ikebukuro
Toshima-ku, Tokyo, Japan
Tel (03) 5950−3790

1. Significant Accounting Policies in the Preparation of First-Quarter Operating Results

(1) Adoption of the simplified method of accounting: Yes
The simplified method is applied to the computation of income taxes.
(2) Changes to accounting policies in the most-recent consolidated fiscal year: None
(3) Changes in the scope of consolidation and application of the equity method: Yes
XYZ CINEMAS CO.,LTD. was newly consolidated as a subsidiary

2. Consolidated Operating Results for the Three Months Ended June 30, 2004

(1) Results of Consolidated Operations

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 3 months ended June 30, 2004	109,723	(304.0)	40,694	(494.5)	21,424	(628.9)
For 3 months ended June 30, 2003	27,157	(—)	6,845	(—)	2,939	(—)
For Year ended March 31, 2004	251,226	(51.5)	71,676	(38.6)	32,196	(39.6)

	Net income per share	Net income per share (Diluted)
	Yen	Yen
For 3 months ended June 30, 2004	264.45	256.61
For 3 months ended June 30, 2003	39.10	39.03
For Year ended March 31, 2004	424.68	417.97

(Note) ①Percentages for net sales, operating income and net income represent change from the prior period.
②A 1-for-1.5 stock split was conducted on February 27, 2004. Net income per share and diluted net income per share are calculated as if the stock split had taken place at the beginning of the fiscal year.

[Qualitative Data Regarding Consolidated First-Quarter Operating Results (Fiscal Year Ending March 31, 2005)]

In the first quarter, the Japanese economy showed definite signs of recovery, evidenced by higher capital expenditures, as well as improvements in corporate earnings and consumer spending.

In this climate, the Sammy Group's core business, pachislot machines, saw extremely brisk sales continue for *Hokuto No Ken*, an unparalleled hit launched in October 2003. Sammy sold 169,000 *Hokuto No Ken* units in the first quarter, and expects sales to remain strong into the second quarter of the fiscal year. This performance resulted in a total pachislot unit sales volume of 234,000 units in the first quarter. In pachinko machines, after gaining the trust of the market and raising its profile as a pachinko manufacturer in the previous year, Sammy released *CR Popeye* and two other new pachinko machine series. This step resulted in unit volume sales of 88,000 units, a figure well above first-quarter sales targets.

In the NEWS business, driven by synergies from the astounding popularity of the *Hokuto No Ken* pachislot machine, Sammy recorded healthy sales of its *Jissen Pachislot Hisshoho! Hokuto No Ken* pachislot simulation software launched in late May 2004. *Revolution II*, a series of pachislot and pachinko machines specially redesigned for use in amusement arcades, also recorded steady sales.

The foregoing items resulted in substantially higher sales and earnings. Consolidated first-quarter net sales were ¥109,723 million, or 304.0% higher than in the same period a year ago. Operating income soared 494.5% to ¥40,694 million, and net income increased 628.9% to ¥21,424 million.

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Shareholders' equity	Equity ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
June 30, 2004	318,383	133,053	41.8	1,636.80
June 30, 2003	130,487	67,533	51.8	898.20
March 31, 2004	299,272	112,987	37.8	1,390.74

(Note) The company conducted a 1-for-1.5 stock split on February 27, 2004. Per share are calculated as if the stock split had taken place at the beginning of the fiscal year.

(3) CONSOLIDATED CASH FLOWS

	Net cash provided by (used in) operating activities	Net cash used in Investing activities	Net cash provided by financing activities	Cash and cash equivalents at end of period / year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
For 3 months ended June 30, 2004	15,117	(10,075)	2,382	74,277
For 3 months ended June 30, 2003	(4,152)	(830)	17,480	39,088
For Year ended March 31, 2004	36,581	(57,368)	61,128	66,838

[Qualitative Data Regarding Changes in Consolidated Financial Position]
First-quarter cash and cash equivalents as of June 30, 2004 rose ¥7,439 million compared with March 31, 2004 to ¥74,277 million.

Net cash provided by operating activities was ¥15,117 million, ¥19,269 million more than a year ago. This was mainly attributable to an increase of ¥33,494 million in income before income taxes, and despite an increase of ¥16,994 million in income taxes paid.

Net cash used in investing activities was ¥10,075 million, ¥9,245 million more than a year earlier. This was largely the result of purchases of property, plant and equipment related to the commercial facility development business and the purchase of investment securities.

Net cash provided by financing activities was ¥2,382 million, ¥15,098 million less than a year ago, mostly it was due to the income from issuance of Bond a year ago, ¥10,000million.

○Supplementary Information
:Condensed First-Quarter Consolidated Balance Sheets
:Condensed First-Quarter Consolidated Statement of Income
:Condensed First-Quarter Consolidated Statement of Cash Flows
:Segment Information
:Condensed First-Quarter Non-Consolidated Balance Sheets
:Condensed First-Quarter Non-Consolidated Statement of Income

3. Projection for Consolidated Result for Fiscal Year 2005 (April 1, 2004 ~ March 31, 2005)

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Interim	190,000		67,700		34,500	
Entire - year	320,000		87,000		45,000	

(Reference) Projected net income per share for the entire-year is ¥547.43

[Qualitative information on the forecast of operating results, etc.]
The forecast of operating results for the interim period and entire-year period publicized on May 18, 2004 was amended as listed above on August 3, 2004. The reasons for the adjustment are as follows:

In the pachislot machine business, the volume of shipments of pachislot machines of a Sammy-brand model "Hokuto No Ken", which was launched in October 2003, is expected to be much greater than initially projected. Additionally, sales of machines of a RODEO-brand model "Gamera High Grade Vision" mounted with a 20-inch LCD called "**Doughnut Vision**" and pachislot machines supplied to Aristocrat Technologies have increased steadily.

The prolonged sale of "Hokuto No Ken" enables us to effectively market our strategic products, which we have planned to market from the second half of the current fiscal year to the next fiscal year by taking into consideration the market conditions and other factors. On the other hand, by focusing our efforts on developing differential machines that will meet new standards, we expect stable shipments in our pachislot machine business during the current and next fiscal years.

With regard to our pachinko machine business, we have established our own system to supply hit models on a constant basis. As a result, during the first half of the current fiscal year, sales have increased almost as steadily as initially projected. During the second half, we expect sales to grow higher than initially projected, by launching new strategic products based on the new standards.

As publicized on May 18, 2004, we have agreed with SEGA CORPORATION to establish SEGA SAMMY HOLDINGS INC. (the "Holding Company") that will wholly own both companies through a share-for-share exchange (*kyodo kabushiki iten*), and conduct a business combination under the Holding Company. Pursuant to the approvals of the general meetings of shareholders of both companies and relevant regulatory authorities, we are going through the procedure to establish the Holding Company on October 1, 2004. We are currently at work on a business plan of the Holding Company. Hence, we have ruled out the business combination for the purpose of making this amendment to the forecast of operating results, which only takes into account the existing businesses of Sammy Group.

Above estimate is made based on the information available at the date of announcement of this flash report and there may be a case that above estimate would differ from actual amount due to various reasons.

CONSOLIDATED FINANCIAL STATEMENTS

SAMMY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2004 AND JUNE 30, 2003 AND MARCH 31,2004

(Unit : Millions of Yen)

	Current period (As of June 30, 2004)		Prior period (As of June 30, 2003)		Prior year (As of March 31, 2004)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)		%		%		%
I Current Assets						
Cash and deposits	74, 302		39, 113		66, 863	
Notes receivable and accounts receivable-trade	88, 164		27, 177		94, 119	
Allowance for doubtful accounts	(418)		(297)		(651)	
Inventories	23, 977		18, 978		19, 812	
Other current assets	20, 973		13, 512		19, 938	
Total current assets	206, 998	65. 0	98, 485	75. 5	200, 081	66. 9
II Non-current assets						
Property and equipment	30, 882	9. 7	13, 340	10. 2	22, 999	7. 7
Intangible assets						
Good will	1, 235		1, 957		1, 384	
Other	2, 467		1, 515		2, 342	
Total intangible assets	3, 702	1. 2	3, 473	2. 7	3, 727	1. 2
Investments and other assets						
Investment securities	68, 797		8, 730		64, 497	
Other	9, 093		6, 642		8, 872	
Allowance for doubtful accounts	(1, 091)		(184)		(905)	
Total investments and other assets	76, 798	24. 1	15, 188	11. 6	72, 464	24. 2
Total non-current assets	111, 384	35. 0	32, 001	24. 5	99, 191	33. 1
Total assets	318, 383	100. 0	130, 487	100. 0	299, 272	100. 0

SAMMY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2004 AND JUNE 30, 2003 AND MARCH 31,2004

(Unit : Millions of Yen)

	Current period (As of June 30, 2004)		Prior period (As of June 30, 2003)		Prior year (As of March 31, 2004)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(L i a b i l i t i e s)		%		%		%
I Current liabilities						
Short-term bank loans	11, 811		14, 001		6, 362	
Notes and accounts payable	60, 595		16, 484		55, 885	
Income taxes payable	19, 452		5, 101		30, 691	
Accrued employees' bonus	2, 295		1, 809		1, 403	
Others	15, 439		6, 499		18, 699	
Total current liabilities	109, 594	34. 4	43, 897	33. 6	113, 042	37. 8
II Non-current liabilities						
Bond	55, 245		10, 200		55, 395	
Long-term debt	3, 371		2, 133		3, 114	
Retirement benefits for employees	1, 196		874		1, 131	
Retirement benefits for directors and corporate auditors	1, 077		813		988	
Other non-current liabilities	9, 923		3, 778		7, 730	
Total non-current liabilities	70, 814	22. 3	17, 800	13. 6	68, 360	22. 8
Total liabilities	180, 408	56. 7	61, 697	47. 2	181, 403	60. 6
(Minority interest)						
Minority interest	4, 920	1. 5	1, 257	1. 0	4, 882	1. 6
(Shareholders' equity)						
Common stock	15, 484	4. 9	8, 017	6. 1	15, 374	5. 1
Capital surplus	16, 508	5. 2	9, 011	6. 9	16, 364	5. 5
Retained earnings	103, 319	32. 4	59, 092	45. 3	86, 378	28. 9
Net unrealized holding gains on securities	12, 586	4. 0	3, 559	2. 8	10, 352	3. 5
Foreign currency translation adjustments	35	0. 0	16	0. 0	32	0. 0
Treasury stock	(14, 881)	(4. 7)	(12, 164)	(9. 3)	(15, 515)	(5. 2)
Total shareholders' equity	133, 053	41. 8	67, 533	51. 8	112, 987	37. 8
Total liabilities and Shareholders' equity	318, 383	100. 0	130, 487	100. 0	299, 272	100. 0

SAMMY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE 3 MONTHS ENDED JUNE 30, 2004 AND FOR THE 3 MONTHS ENDED JUNE 30, 2003 AND YEAR ENDED MARCH 31, 2004

(Unit : Millions of Yen)

	Current period (From April 1, 2004 to June 30, 2004)		Prior period (From April 1, 2003 to June 30, 2003)		Prior year (From April 1, 2003 to March 31, 2004)	
	Amount	Percentage	Amount	Amount	Amount	Percentage
		%		%		%
Net sales	109, 723	100. 0	27, 157	100. 0	251, 226	100. 0
Cost of sales	50, 404	45. 9	12, 108	44. 6	123, 738	49. 3
Gross profit	59, 319	54. 1	15, 048	55. 4	127, 488	50. 7
Selling, general and administrative expenses	18, 624	17. 0	8, 203	30. 2	55, 811	22. 2
Operating income	40, 694	37. 1	6, 845	25. 2	71, 676	28. 5
Other income (expenses)						
Interest income	37		34		122	
Dividend income	75		39		113	
Interest expenses	(66)		(38)		(298)	
Equity losses from affiliate	(254)		(3)		(1, 835)	
Loss on disposal of property and equipment	(15)		(41)		(237)	
Loss from valuation of investment securities	(127)		—		—	
Others	(188)		(175)		(1, 601)	
	(540)	(0. 5)	(185)	(0. 7)	(3, 737)	(1. 5)
Income before income taxes and minority interests	40, 154	36. 6	6, 659	24. 5	67, 938	27. 0
Total Income taxes	18, 561	16. 9	3, 544	13. 0	35, 379	14. 1
Net income before minority interests	21, 592	19. 7	3, 115	11. 5	32, 559	12. 9
Minority interests	167	0. 2	176	0. 7	363	0. 1
Net income	21, 424	19. 5	2, 939	10. 8	32, 196	12. 8

SAMMY CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE 3 MONTHS ENDED JUNE 30, 2004 AND FOR THE 3 MONTHS ENDED JUNE 30, 2003 AND YEAR ENDED MARCH 31, 2004

(Unit : Millions of Yen)

	Current period (From April 1, 2004 to June 30, 2004)	Prior period (From April 1, 2003 to June 30, 2003)	Prior year (From April 1, 2003 to March 31, 2004)
	Amount	Amount	Amount
Cash flows from operating activities:			
Income before income taxes and minority interests	40, 154	6, 659	67, 938
Depreciation and amortization	882	695	3, 715
Amortization of goodwill	181	158	720
Equity in losses of affiliates	254	3	1, 835
Others	(381)	(350)	717
Changes in assets and liabilities:			
Decrease (Increase) in notes and accounts receivable	5, 809	2, 771	(58, 305)
Increase in inventories	(4, 157)	(2, 493)	(1, 618)
Increase in notes and accounts payable	4, 669	1, 226	36, 623
Increase in other assets	(1, 081)	(709)	(1, 632)
Increase (Decrease) in other liabilities	(1, 442)	729	12, 121
Sub-total	44, 889	8, 689	62, 116
Payment of income taxes	(29, 821)	(12, 826)	(25, 524)
Others	48	(14)	(10)
Net cash provided by (used in) operating activities	15, 117	(4, 152)	36, 581
Cash flows from investing activities:			
Payment for purchase of property, plant and equipment	(8, 745)	(791)	(8, 200)
Proceeds from sales of property, plant and equipment	44	39	235
Payment for purchase of intangible assets	(283)	(76)	(877)
Payments for acquisition of shares of subsidiaries and affiliated companies	(155)	—	(45, 442)
Proceeds from sales of marketable securities	30	—	116
Payment for purchase of investment securities	(874)	(1)	(1, 119)
Increase in cash and cash equivalents due to acquisition of consolidated subsidiaries	—	—	313
Decrease (Increase) in loans receivable – net	(86)	(68)	902
Increase in time deposit – net	—	—	(3, 000)
Decrease (Increase) in other investments - net	(3)	68	(296)
Net cash used in investing activities	(10, 075)	(830)	(57, 368)

	Current period (From April 1, 2004 to June 30, 2004)	Prior period (From April 1, 2003 to June 30, 2003)	Prior year (From April 1, 2003 to March 31, 2004)
	Amount	Amount	Amount
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	886	30	2, 150
Payments of long-term debt	(134)	(66)	(1, 151)
Increase (Decrease) in short-term bank loans	4, 948	10, 419	(920)
Proceeds from issuance of bonds	—	10, 000	54, 456
Payments for acquirement of treasury stock	(123)	—	(3, 466)
Proceeds from exercise of stock acquisition right	857	12	14, 823
Cash dividends paid	(4, 046)	(3, 507)	(5, 486)
Other	(6)	593	724
Net cash provided by financing activities	2, 382	17, 480	61, 128
Effect of exchange rate changes on cash and cash equivalents	15	23	(70)
Net increase in cash and cash equivalents	7, 439	12, 521	40, 270
Cash and cash equivalents at beginning of period/year	66, 838	26, 567	26, 567
Cash and cash equivalents at end of period/year	74, 277	39, 088	66, 838

SEGMENT INFORMATION

Operations by product

Current fiscal period (From April 1, 2004 to June 30,2004)

(Millions of yen)

	Pachinko Pachislot	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales -							
(1) Outside customers	96,819	2,946	2,044	7,913	109,723	—	109,723
(2) Inter segment	2	—	66	18	88	(88)	—
Total	96,822	2,946	2,110	7,932	109,812	(88)	109,723
Cost and expenses	54,180	2,692	2,577	7,751	67,201	1,827	69,029
Operating income (loss)	42,641	254	(466)	180	42,610	(1,915)	40,694

Prior fiscal period (From April 1, 2003 to June 30,2003)

(Millions of yen)

	Pachinko Pachislot	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales -							
(1) Outside customers	23,312	1,702	667	1,475	27,157	—	27,157
(2) Inter segment	—	—	92	15	108	(108)	—
Total	23,312	1,702	760	1,490	27,265	(108)	27,157
Cost and expenses	14,030	1,938	1,728	1,333	19,031	1,280	20,311
Operating income (loss)	9,281	(236)	(968)	157	8,234	(1,388)	6,845

Prior fiscal year (From April 1, 2002 to March 31, 2003)

(Unit : Millions of yen)

	Pachinko Pachislot	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales -							
(1) Outside customers	226,624	7,779	4,864	11,958	251,226	—	251,226
(2) Inter segment	70	2	321	65	460	(460)	—
Total	226,695	7,782	5,185	12,023	251,687	(460)	251,226
Cost and expenses	142,097	9,433	10,234	12,475	174,240	5,309	179,550
Operating income (loss)	84,597	(1,651)	(5,048)	(451)	77,447	(5,770)	71,676

SAMMY CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2004, JUNE 30, 2003 AND MARCH 31, 2004

(Unit : Millions of Yen)

	Current period (As of June 30, 2004)		Prior period (As of June 30, 2003)		Prior year (As of March 31, 2004)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)		%		%		%
Current Assets						
Cash and deposits	58, 727		29, 908		53, 158	
Notes receivable	36, 899		8, 994		36, 463	
Accounts receivable-trade	41, 628		17, 799		46, 534	
Allowance for doubtful accounts	(348)		(386)		(459)	
Inventories	21, 068		16, 902		16, 395	
Others	23, 249		16, 485		21, 780	
Total current assets	181, 224	61. 1	89, 704	73. 1	173, 871	62. 9
Non-current assets						
Property and equipment	24, 767	8. 3	11, 113	9. 1	17, 495	6. 4
Intangible assets	1, 172	0. 4	1, 066	0. 9	1, 143	0. 4
Investments and other assets						
Investment securities	23, 878		8, 631		19, 358	
Investments in subsidiaries and affiliates	56, 166		6, 774		56, 166	
Investments and other assets	12, 233		5, 544		10, 937	
Allowance for doubtful accounts	(2, 685)		(140)		(2, 696)	
Total investments and other assets	89, 593	30. 2	20, 809	16. 9	83, 766	30. 3
Total non-current assets	115, 533	38. 9	32, 988	26. 9	102, 405	37. 1
Total assets	296, 757	100. 0	122, 693	100. 0	276, 277	100. 0
(Liabilities)						
Current liabilities						
Short-term bank loans and current portion of long-term debt	8, 100		11, 900		1, 800	
Notes payable	37, 943		7, 778		29, 966	
Accounts payable	15, 577		6, 233		18, 539	
Income taxes payable	18, 630		4, 434		29, 549	
Accrued employees' bonus	2, 029		1, 713		1, 233	
Others	12, 931		5, 292		15, 525	
Total current liabilities	95, 212	32. 1	37, 353	30. 4	96, 613	35. 0
Non-current liabilities						
Bond	54, 850		10, 000		55, 000	
Long-term debt, less current portion	600		1, 200		600	
Severance and retirement allowance	1, 936		1, 558		1, 796	
Others	7, 940		3, 243		5, 740	
Total non-current liabilities	65, 326	22. 0	16, 002	13. 1	63, 136	22. 8
Total liabilities	160, 539	54. 1	53, 355	43. 5	159, 750	57. 8
(Shareholders' equity)						
Common stock	15, 484	5. 2	8, 017	6. 5	15, 374	5. 6
Capital surplus	16, 508	5. 6	9, 011	7. 3	16, 364	5. 9
Retained earnings	106, 844	36. 0	60, 913	49. 6	90, 278	32. 7
Valuation difference for investment securities	12, 263	4. 1	3, 559	3. 0	10, 024	3. 6
Treasury stock	(14, 881)	(5. 0)	(12, 164)	(9. 9)	(15, 515)	(5. 6)
Total shareholders' equity	136, 218	45. 9	69, 337	56. 5	116, 526	42. 2
Total liabilities and shareholders' equity	296, 757	100. 0	122, 693	100. 0	276, 277	100. 0

SAMMY CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE 3 MONTHS ENDED JUNE 30, 2004 AND 2003 AND YEAR ENDED MARCH 31, 2004

(Unit : Millions of Yen)

	Current period (From April 1, 2004 to June 30, 2004)		Prior period (From April 1, 2003 to June 30, 2003)		Prior year (From April 1, 2003 to March 31, 2004)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Net sales	98, 379	100. 0	22, 191	100. 0	227, 174	100. 0
Cost of sales	42, 991	43. 7	9, 159	41. 3	106, 579	46. 9
Gross profit	55, 387	56. 3	13, 031	58. 7	120, 595	53. 1
Selling, general and administrative expenses	16, 210	16. 5	6, 521	29. 4	47, 898	21. 1
Operating income	39, 176	39. 8	6, 509	29. 3	72, 696	32. 0
Other income (expenses)						
Other income	356	0. 3	735	3. 3	657	0. 3
Other expenses	571	0. 5	520	2. 3	5, 120	2. 3
Income before income taxes	38, 962	39. 6	6, 725	30. 3	68, 233	30. 0
Income taxes	17, 950	18. 2	3, 194	14. 4	33, 367	14. 7
Net income	21, 012	21. 4	3, 531	15. 9	34, 866	15. 3

(Translation)
[Qualitative information on the forecast of operating results, etc.]

The forecast of operating results for the interim period and whole-year period publicized on May 18, 2004 was amended as listed above on August 3, 2004. The reasons for the adjustment are as follows:

With regard to our pachislot machine business, the volume of shipments of pachislot machines of a Sammy-brand model "Hokuto No Ken", which was launched in October 2003, is expected to be much greater than initially projected. Additionally, sales of machines of a RODEO-brand model "Gamera High Grade Vision" mounted with a 20-inch LCD called "**Doughnut Vision**" and pachislot machines supplied to Aristocrat Technologies have increased favorably.

The prolonged sale of "Hokuto No Ken" enables us to effectively market our strategic products, which we have planned to market during the first half of the current business year, from the second half to the next business year by taking into consideration the market conditions and other factors. On the other hand, by focusing our efforts on developing differential machines that will meet new standards, we expect stable shipments in our pachislot machine business during the current and next business years.

With regard to our pachinko machine business, we have established our own system to supply hit models on a constant basis. As a result, during the first half of the current business year, sales have increased almost as steadily as initially projected. During the second half, we expect sales to grow higher than initially projected, by launching new strategic products based on the new standards.

As publicized on May 18, 2004, we have agreed with SEGA CORPORATION to establish SEGA SAMMY HOLDINGS INC. (the "Holding Company") that will wholly own both companies through a share-for-share exchange (*kyodo kabushiki iten*), and conduct a business combination under the Holding Company. Pursuant to the approvals of the general meetings of shareholders of both companies and relevant regulatory authorities, we are going through the procedure to establish the Holding Company on October 1, 2004. We are currently at work on a business plan of the Holding Company. Hence, we has ruled out the business combination for the purpose of making this amendment to the forecast of operating results, which only takes into account the existing businesses of Sammy Group.

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